UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway, Suite 400
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Scott Weeks 954-334-3450 Ext 8121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boisseau, Felicione & Associates
(Name – *if individual, state last, first, middle name*)

13590 Jog Road, Suite C6	Delray Beach	Florida	33446
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Scott Weeks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert S. Weeks
Signature

Financial & Operations Principal
Title

Dara R. Jennings 3/1/2021
Notary Public

DARA R. JENNINGS
Notary Public - State of Florida
Commission # GG 165788
My Comm. Expires Feb 13, 2022
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

NEWBRIDGE SECURITIES CORPORATION
(A MAJORITY OWNED SUBSIDIARY OF
NEWBRIDGE FINANCIAL, INC.)

CONTENTS

Boisseau, Felicione & Associates, Inc.
13590 Jog Road, Suite C6
Delray Beach, Fl 33446
Telephone: 561-495-5250
Fax: 561-495-5261

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Newbridge Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Newbridge Securities Corporation as of December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Newbridge Securities Corporation as of December 31, 2020, with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Newbridge Securities Corporation's management. Our responsibility is to express an opinion on Newbridge Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Newbridge Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Boisseau, Felicione & Associates

We have served as Newbridge Securities Corporation's auditor since 2020.

Delray Beach, Florida
March 1, 2021

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	4,438,685
Deposit held at clearing broker		125,866
Cash held in accounts at clearing broker		399,379
Receivable from clearing broker		2,341,964
Securities at market value		261,342
Due from affiliate		19,665
Other receivables		288,246
Forgivable loans and interest receivable		472,625
Property and equipment, net of accumulated depreciation		122,168
Prepaid expenses, deposits and other assets		276,385
Right of use asset - operating leases		1,282,908
TOTAL ASSETS	$	**10,029,233**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Payable to clearing broker	$	68,817
Accounts payable, accrued expenses, and other liabilities		1,010,709
Commissions payable		3,301,561
Note Payable		1,122,793
Operating lease obligation		1,220,750
Subordinated borrowings		1,250,000
TOTAL LIABILITIES		7,974,630
CONTINGENCIES (NOTE 1)		
SHAREHOLDERS' EQUITY		
Common stock - Class A-no par value, 5,000 shares authroized, issued and outstanding		4,981,977
Common stock - Class B-no par value, 25,000 shares authroized, 20,126 shares issued and outstanding		4,375,000
Additional paid-in capital		120,000
Accumulated deficit		(7,422,374)
TOTAL SHAREHOLDERS' EQUITY		2,054,603
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**10,029,233**

See notes to Statements of Financial Condition

NEWBRIDGE SECURITIES CORPORATION
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

NOTE 1 – BUSINESS AND ORGANIZATION

Incorporation

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. (the "Parent"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 as amended and is a member of The Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Nature of business

The Company is an introducing broker dealer clearing through a fully disclosed clearing arrangement with AXOS Clearing, LLC ("AXOS"), its clearing broker-dealer. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements and confirmations to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing broker

Clearing broker receivables are commissions receivable that are uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2020.

Valuation of securities owned

The Company uses the fair market value as reported by stock exchanges and published quoted prices to determine the carrying value of the securities it owns. Management considers these short-term investments as trading securities and any changes in the market value are recognized in the accompanying Statement of Income.

Forgivable loans receivable and interest income

The Company records certain unearned payments to registered representatives as loans receivable. These loans are evidenced by promissory notes and are typically earned over time in accordance with the terms of the employment agreement and promissory note. The firm establishes a reserve for the remaining principal amount of any loan upon termination of the registered representative's employment regardless of the reason for termination or collectability of the remaining balance and based on lifetime expected credit losses. The reserve amount is recorded as credit loss included in the statement of income. Any subsequent recoveries are credited to credit loss in the period of recovery. The company has reserved $182,630 as of December 31, 2020.

The promissory notes, referred to above, include a stated rate of simple annual interest of 4%. The Company's balance sheet reflects interest accrued on the remaining principal balance of all loan receivables from active registered representatives as of December 31, 2020. Expected credit losses increased $7,749 during 2020.

Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is calculated based upon the estimated useful lives of the assets, ranging from 5 to 7 years, at the time the assets were placed in service. Depreciation of leasehold improvements are based upon the shorter of the life of the improvement or the remaining term of the applicable office lease in place as of the date of completion of the improvement.

Leases

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-01-Leases (Topic 842), which significantly amends the way companies are required to account for leases. Under the updated leasing guidance, some leases that did not have to be reported previously are now required to be presented as an asset and liability on the statement of financial condition. In addition, for certain financing leases, that were previously classified as an operating expense must now be allocated between amortizations expense and interest expense.

Income taxes

The Company files a consolidated income tax return with its Parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The Company evaluates uncertain tax positions under ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken, or expected to be taken, in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits."

A liability is recognized (or amount of net operating loss carry forward or amount tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

The Company has no uncertain tax positions related to tax years that remain subject to examination by relevant tax authorities. As of December 31, 2020, no liability for unrecognized tax benefits was required to be recorded, and no change in assessment is expected within the next 12 months.

Contract Assets

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables.

Contract Liabilities

Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There are no deferred revenues at December 31, 2020

Recently Adopted Accounting Principles

Effective January 1, 2020, the Company adopted Accounting Standard Codification ("ASC") 326 Financial Instruments-Credit Losses which provides that entities are required to estimate lifetime expected credit losses on certain financial assets, including loans receivable, and to expand certain disclosures related to credit risk and monitoring of credit losses of such loans. The adoption of ASC 326 did not have a significant impact on the Company's financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment are summarized by major classifications as follows:

Asset		Cost	Method	Life
Furniture and Fixtures	$	331,996	Double Declining	7 Years
Computers and Equipment		549,686	Double Declining	5 Years
Software		107,550	Straight Line	5 Years
Leasehold Improvements		41,070	Straight Line	7 Years
	$	1,030,302		
Less: Accumulated Depreciation		(908,134)		
Net Property and Equipment	$	122,168		

NOTE 4 – FAIR VALUE

The cost of certain financial instruments of the Company approximates fair value because of their short maturities. These financial instruments include cash, accounts receivable, loans receivable, commission

payable, and other accrued liabilities. The Company measures and reports fair value in accordance with ASC 820, "Fair Value Measurements and Disclosure." ASC 820 defines fair value as establishing a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments.

Fair value, as defined in ASC 820, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset should reflect its highest and best use by market participants, principal (or most advantageous) markets, and an in-use or in-exchange valuation premise. The fair value of a liability should reflect the risk of non-performance, which includes, among other things, the Company's credit risk.

Valuation techniques are generally classified into three categories: the market approach; the income approach; and the cost approach. The selection and application of one or more of the techniques may require significant judgment and are primarily dependent upon the characteristics of the asset or liability, and the quality and availability of inputs. Valuation techniques used to measure fair value under ASC 820 also provides fair value hierarchy for inputs and resulting measurement as follows:

Level 1
Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data from substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair values.
Fair value measurements are required to be disclosed by the Level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earnings, and a description of where those gains or losses included in earnings are presented in the statement of income.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

	December 31, 2020				
Type of Security	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**
Securities Owned					
Corporate Stock	$ 32	$ 32	$ -	$ -	$ 32
Mutual Funds	31,874	31,874	-	-	31,874
Restricted Common Stock	229,436	-	229,436	-	229,436
Securities Sold, Not Yet Purchased					
Corporate Stock	-	-	-	-	-

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) using the Alternative Standard method of computing net capital. As of December 31, 2020, net capital was $3,233,500 which exceeded the minimum net capital requirement by $2,983,500.

The company claims exemption from the provision of the SEC's Rule 15c-3 pursuant to paragraph (k)(2)(ii) since the Company is an introducing broker dealer that clears all transactions on a fully disclosed basis and promptly transmits all customers funds and securities to its clearing broker.

NOTE 6 – DEPOSIT WITH CLEARING BROKER

In accordance with the terms of its clearing arrangement, the Company is required to maintain a minimum balance of $125,000 in a deposit account retained by AXOS. The deposit account bears interest, is held in the name of the Company, and the funds are not available for inclusion by AXOS in its computation of net capital or for other operating purposes.

The Company pays certain expenses on behalf of the investment advisors of an affiliate by means of common management. The net receivable from this affiliate for these expenses amounted to $19,655 at December 31, 2020.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is subject to concentrations of credit risk primarily from the following:

Operating

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties.

Liquidity

The Company maintains cash balances in several bank accounts that often exceed $250,000. Cash in any individual account in excess of $250,000 is not insured by the FDIC and may be exposed to risk. At December 31, 2020, the Company had approximately $4,189,000 of cash that was not insured by the FDIC.

The Company's receivable from a clearing broker and deposit held at clearing broker are due from the clearing broker. The Company doesn't require collateral from the clearing broker.

Financing

The Company has two primary sources of financing (other than operating activities), a forgivable loan payable to its clearing broker and a note payable issued pursuant to the Paycheck Protection Program which amounted to $1,250,000 and $1,122,793, respectively, as of December 31, 2020.

Geographic and Service Risk

The Company generates its income from commissions and other revenues from individuals and businesses primarily within the United States.

Impact of COVID-19

As a result of the spread of COVID-19, economic uncertainties have arisen which have negatively impacted and are likely to continue to negatively impact the Company's business, financial condition, results of operations, cash flows, strategies and prospects. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the reactions of governmental organizations, clients, employees, vendors and the markets in which the Company operates its businesses, all of which are uncertain at this time and cannot be predicted. The extent to which COVID-19 may impact the Company's financial condition or results of operations cannot be reasonably estimated at this time.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

At December 31, 2020, various customers have instituted arbitration proceedings against the Company. These claims result from the actions of registered representatives currently and formerly affiliated with the Company.

The Company has established liabilities for potential losses from customer arbitration hearings that have not been resolved. In establishing these liabilities, the Company's management uses its judgment to determine the

probability that losses have been incurred and a reasonable estimate of the amount of the losses. The Company bases its judgment on the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many arbitrations and lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is closer to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. In addition, under its contract with the registered representative, the Company is indemnified. The Company also carries an errors and omissions insurance policy and fidelity bond policy which may provide coverage for non-recoverable losses incurred as a result of these customer arbitrations.

As of December 31, 2020, the Company had accrued $568,321 included in accrued expenses for these unresolved matters. While management intends to vigorously defend the Company in these matters and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these arbitrations will not have a material adverse impact on the Company's financial position.

NOTE 9 – LEASES

Operating Leases

The Company leases certain office and equipment under various operating leases. In addition to rent, the Company pays for taxes, insurance, maintenance and other operating expenses. The Company recognized rent expense on a straight-line basis over the term of the lease, excluding renewal periods, unless renewal of the lease is reasonable assured.

Operating Lease – Right of Use Obligation

As all existing leases subject to the new lease standard were previously classified as operating leases by the Company, they were similarly classified as operating leases under the new standard. The Company has

determined that the identified operating leases did not contain non-lease components and require no further allocation of the total lease cost. Additionally, the agreements in place did not contain information to determine the rate implicit in the leases, so we used our incremental borrowing rate as the discount rate. Our weighted average discount rate is 11% and the weighted average remaining lease term is 50 months.

NOTE 10 – EQUITY

The Company has two classes of common shares outstanding. Class A shares (5,000 shares outstanding) which are entirely owned by the Company's parent company and have no voting rights and Class B shares (20,126 shares outstanding) which have no voting rights.

NOTE 12 – SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2020, are due to AXOS. The subordinated borrowings bear annual interest at 8%, payable monthly. The subordinated borrowings are FINRA approved and available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The note is forgivable in the amount of $250,000 on each anniversary, starting on November 26, 2020, and then each subsequent year thereafter, and expires in November 2025. The remaining principal balance as of December 31, 2020 is $1,250,000.

NOTE 11 – INCOME TAXES

Deferred income taxes result from temporary differences in the recognition of income and expenses for the financial reporting purposes and for tax purposes. The tax effect of these temporary differences representing deferred tax asset and liabilities result principally from the following:

Net operating loss	$ 2,046,021
ROU assets	(322,079)
ROU liabilities	306,474
Accrued settlement	142,679
Valuation allowances	(2,173,095)
Deferred income tax asset	$ -

The Company has a net operating loss carry forward of approximately $8,100,000 available to offset future income through 2039 for losses incurred before 2019 and indefinitely for losses incurred after 2019.

This deferred tax asset is offset by a valuation allowance in the same amount because the Company believes it is likely that future benefits will not be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

NOTE 12 –NOTE PAYABLE

On April 14, 2020, the Company entered into a Promissory Note (the "Note") with a financial institution as the lender (the "Lender'), pursuant to the Paycheck Protection Program offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $1,122,793.
The note bears annual interest at 1%. The note requires monthly payments after December 2020 and it matures in April 2022

According to the terms of the note, all or a portion of loan under the PPP may be forgiven if certain conditions set forth by statutes or regulations. In order to be forgiven, the proceeds of the PPP Loan are to be used to pay for payroll costs, continuation of group health care benefits during periods of paid sick, medical, or family leave, or insurance premiums; salaries or commissions or similar compensation; rent; utilities; and interest on certain other outstanding debt; however, 60% of the proceeds must be used for payroll purposes.

At its option, the Company may prepay all or a portion of its note without penalty. The note includes events of default, the occurrence and continuation of which would provide the Lender with the right to exercise remedies against the Company, as applicable, including the right to declare the entire unpaid principal balance under the applicable note and all accrued unpaid interest immediately due.

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions for potential recognition or disclose through March 1, 2021, the date the financial statements were issued.